São Paulo , May 3, 2004

SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA), the Brazilian processed foods, poultry and pork market leader, reported today its earnings for the first quarter of 2004 (1Q04). The Company's operating and financial information, exc ept where indicated otherwise, is presented in thousands of Brazilian reais, based upon consolidated numbers according to corporate legislation. All of the comparisons in this report are with respect to the same period in 2003 (1Q03), exc ept when otherwise specified to the contrary.

" We produced solid results, on both the domestic and export markets, demonstrating the suitability of our strategy," said Walter Fontana Filho, Sadia's CEO. "Gross revenues rose by 18.9%, reaching R$ 1,638.7 million. Although consumer income and employment levels in the country continued to decline, we posted an increase of 15.2% in sales to the domestic market, which confirms that we made the correct decision to offer products that are more appropriate to the needs of consumers. In addition to this process of adapting the product mix to income conditions, we are increasingly striving to exploit the potential of the Sadia brand name and to take advantage of the opportunities that appear in all distribution channels. Despite the appreciation of the Real, export revenues increased 23.0%; this was partly a result of a recovery in prices and partly due to an increase in our sales volumes. The price of the soybean/corn complex was lower than expectations, permitting a significant improvement in gross margin. We believe that this situation will change in the next quarter. Operating expenses continued to be contained, even in the face of a strong expansion of sales. Consequently, EBITDA rose to R$ 253.4 million and the margin, of 17.6%, was the best ever obtained during a first quarter. Net income of R$ 129.4 million was 50.7% higher than the same period of 2003. The net debt was R$ 422.9 million, representing 26.2% of net equity. We believe that on the domestic market consumers will have more disposable income for food purchases as of the second quarter, when a significant portion of the 2003 collective bargaining agreements for incremental salary increases will have been fully incorporated into wage structures. On the export market, current prices should be beneficial to short-term revenues. We continue to project a 19.4% increase in our sales for this year and we believe that the average price of grains will be higher than it was in 2003, although without any explosive price behavior. We are maintaining our forecast for 2004's capital expenditures at R$ 150 million. The Company will continue to review its processes in order to ensure efficient use of working capital and to take maximum advantage of existing assets, thus ensuring better returns from its businesses."

Highlights - R$ thousand

Gross Operating Revenue

Sadia posted gross operating revenues of R$ 1,638.7 million in 1Q04, an increase of 18.9% over 1Q03. A substantial part of this growth was due to opportunities generated by the decline in the worldwide supply of chicken stemming from the sanitary crisis in Asia . Export sales in this segment were 47.3% higher than in 1Q03. Since July 2003 the domestic market has seen a continuous and gradual resumption of demand for the main processed product lines. Revenues of the segment increased 17.7% over 1Q03's revenues.

Gross Operating Revenue

Gross Operating Revenue - R$ Million

Physical Sales - tons	Sales Value - R$ thousand

Domestic Market

Even with income and employment levels in decline, domestic sales were 15.2% higher than in 1Q03. Sales revenues of processed products rose 17.7% and represented 82% of overall domestic sales.

This result was based on an ongoing strategy to match the needs of consumers to restrictions in their purchasing power. Demand continued to recover gradually, mainly in traditional items.

In order to satisfy the requirements of large retail chains, Sadia sought to continuously improve its stock replacement processes, signing new partnerships in this area. Gains in scale generated by the increase in volumes permitted greater logistical efficiency in the supply of all channels.

Gross Operating Revenue - Domestic Market

Average Price - R$ - Domestic Market

Supermarket operators said that the advertising campaign commemorating Sadia's 60 th birthday was what most contributed to the development of their businesses, according to a survey conducted by Supermercado Moderno magazine.

Sadia maintained its strategy to direct the production of poultry and pork for the export market as well as for processed products. Consequently, the volumes of these lines declined 8.9% and 4.8%, respectively.

Export Market

Exports established a record level during the quarter : 180,800 tons, an increase of 15.2% over 1Q03. Sales of R$ 798.4 million were 23.0% higher than the same period of the previous year, mainly the result of an increase in poultry sales. Revenues of this line rose 47.3% over the same period of 2003.

The sanitary crisis in Asia reduced the worldwide supply of poultry and the international prices were substantially higher than they were for the same period in 2003, when prices were depressed. Sadia took advantage of the opportunities that emerged for Brazilian poultry products. The higher demand from the Japanese market, which had lower stocks, justified the growth of the Asian share among the regions receiving the Company's exports during the period.

The sanitary problem in Asia was not completely reflected in the case of Europe . Since barriers were raysed against in natura products, Sadia's shipments to the European market have seen an increase in the participation of prepared products (processed, roasted and cooked). Since no restrictions were placed upon prepared products imported from the countries affected by avian influenza, the competitive conditions remained similar to the pre-crisis period.

Sales volumes of processed products doubled in relation to 1Q03. The intensification of business in new markets in South America made it possible to increase the volumes of products that previously were not relevant in the export mix (frankfurters, salamis and margarine). Since the unit prices of these items are lower than the majority of exported processed products, the average price in this segment fell 17.6% compared to 1Q03.

With the imposing of quotas on Brazil by the Russian government, the pork sales volume declined 52.1%. Thus, sales in this market were lower, when compared to 1Q03, representing 8% of exports against 23% in 1Q03.

Gross Operating Revenue - Export Market

Average Price - R$ - Export Market

Export by Region - Sales

Operating Income

Sadia's net revenues were R$ 1,438.3 million, an increase of 14.7% over the same period of 2003.

Despite a 28% rise in the price of soybeans compared to March 2003, the difficulties confronted by producers regarding the sale of the harvest (overland shipping problems and port strikes) affected the parity between local and international prices. This difference created a window of opportunity that allowed the Company to acquire stocks under more favorable conditions. In addition, the price of corn was 6.2% lower than it was in March 2003. The management of grain stocks and the increase in net operating income resulted in a gross margin of 34.5% (26.7% in 1Q03).

The ratio between sales and net revenues declined by 1.7 percentage points, from 18.6% in 1Q03 to 16.9% in 1Q04. The better use of the domestic fleet and gains in scale were of fundamental importance for achieving this result. Moreover, the reduction in expenses related to the sanitary inspections in Europe speeded up delivery to customers and reduced the cost of warehousing and the hiring of technicians .

The 30.5% increase in administrative expenses was caused by the expansion of the Company's international operations, with the opening of new offices in Russia , Turkey , Germany and Japan . Nevertheless, the ratio between administrative expenses and net income was practically stable, going from 0.8% in 1Q03 to 0.9% in 1Q04.

EBITDA R$ million	RETURN ON EQUITY * annualized

The expansion of sales, the better mix of products sold and the management of the supply of grains led to an EBIT of R$ 220.9 million, 179.4% higher than the R$ 79.1 million achieved in 1Q03. Consequently, the EBITDA and the EBITDA margin reached R$ 253.4 million and 17.6%, respectively, with a significant increase over 1Q03's results.

Financial Income

The net financial income was a negative R$ 51.7 million, compared to a positive result of R$ 49.2 million in 1Q03, reflecting a deterioration of the perc ept ion of the Brazil risk on the international scene and its impact on the mark-to-market of the public securities portfolio. It should be emphasized that this expenditure does not affect cash flow in view of the objective to hold the securities until maturity.

Equity Pickup

Equity Pickup was R$ 5.1 million, explained mostly by the recognition of the foreign exchange impact on the net equity of the Company's overseas subsidiaries.

Net Income

Reflecting the positive impacts described previously, Sadia's net income of R$ 129.4 million in 1Q04 was 50.7% higher than the R$ 85.9 million posted for the same period in 2003. Consequently, the Company's return over equity (ROE) was 32.0%, compared to 30.0% in 2003.

Capital Structure

Sadia ended 1Q04 with a net financial debt of R$ 422.9 million, which was 58.2% lower than for the same period last year. This amount represented 26.2% of net equity. The profile of the net debt was stable compared to 4Q03, with maturities coming due only as of 2007. The net debt /EBITDA ratio at the close of the quarter was 0.4 versus 0.5 in December 2003.

Net Debt / Equity	Net Debt / Ebitda* *last 12 months

Capital Expenditures

Sadia invested R$ 47.4 million during the quarter, 324.0% more than was invested in 1Q03. Of this total, 35.1% went to the poultry segment, 31.0% was for the processed food area and the remaining 33.9% was earmarked for information technology.

The forecast for 2004's capital expenditures is R$ 150 million.

Capital Markets and General Information

The Company's capital stock consists of 683,000,000 shares, of which 257,000,000 are common shares and 426,000,000 are preferred shares.

In 1Q04, the Sadia PN shares rose 4.5%, while the Bovespa index declined by 0.4%. Throughout the period, 10,162 trades were registered involving 77.6 million of the Company's preferred shares, with a presence in 100% of the trading sessions.

The average daily financial volume traded during the quarter was R$ 5.4 million, compared to R$ 1.4 million for the same period of 2003, representing 48.0% of the financial volume of the Brazilian food sector companies listed on the Bovespa. The increase in the number of trades and financial volumes were evidence of the market's recognition of Sadia's good performance.

Financial Volume Trade - 2004 Food Sector - Bovespa	Share Distribution by Type of Sadia PN Investor

The presence of investors in Sadia PN shares remained well distributed with a good level of dispersion between different investor categories. Of particular note was the presence of foreign shareholders and investment funds, which contributed to an increase in the turnover and liquidity of the shares.

Sadia's Level II ADRs rose in value by 2.9% as of the end of the quarter against a decline of 0.6% of the Dow Jones index. The average daily volume of Sadia's ADRs traded on the NYSE in 1Q04 was US$ 297.9 thousand, compared to US$ 20.1 thousand in 1Q03, corresponding to 5.4% of the volume of trades involving Sadia PN shares during the period.

Awards

At the end of March, Sadia was chosen by the InfoExame magazine as the Most Connected Food Sector Company. The result of an analysis of investments in Information Technology by the largest Brazilian companies in 22 economic sectors, the prize recognizes the quality of Sadia's management of IT.

Subsequent Events

On last April 16, Sadia held an Ordinary General Meeting and an Extraordinary General Meeting at which a new Board of Directors took office, with three new members:

•  Everaldo Nigro dos Santos - Brazilian, 64. Civil Engineer (Mackenzie University - 1966) and MBA awarded by the Centre d´Études Industrielles of Geneva, Switzerland. He was president of Alcan América Latina until 1999 and of the Brazilian Aluminum Association . Currently, he is president of ESConsult, a business planning and risk management consulting company.

•  Norberto Fatio - Brazilian, 63. Business Administrator (EAESP-FGV), with a specialization in Commercial and Financial Management. During his career, he has worked as an executive in marketing, sales and logistics in companies such as Unilever, Danone, Bunge Alimentos, Kibon, Fleischmann Royal Nabisco and the Jerônimo Martins Group (Supermercados Sé), where he was CEO for eighteen years. Currently, he is a consultant in the fields of business management, strategic planning and the environment.

•  Francisco Silvério Morales Cespede - Brazilian, 56. Business Administrator with a postgraduate degree from the FGV-SP. He was the Director of Finance and member of the Board of Directors of Monsanto do Brasil. Currently, he is Director of Administration and Finance and Investor Relations of São Paulo Alpargatas S.A. He also is a member of the Board of Directors of Santista Têxtil S/A.

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil , of the industry and the international markets - being therefore subject to change .

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APPENDIX I

APPENDIX II

Quotes (4/30/04): Sadia ON (SDIA3) = R$ 4.00 Sadia PN (SDIA4) = R$ 4.03 Sadia ADR (SDA) = US$ 40.70	Market Capitalization R$ 2.8 billion US$ 934.3 billion

Contacts:
SADIA S.A.
Luiz Murat Jr.
CFO

Phone: (5511) 3649-3465
Fax: (5511) 3649-1785
grm@sadia.com.br
www.sadia.com.br

Sadia IR
Silvia H. M. Pinheiro
Phone 55 11 3649-3197
Henrique Bastos
Phone 55 11 3649-3130

Ligia Montagnani Investor Consultant Tel.: (5511) 3897-6405 ligia.montagnani@thomsonir.com.br
SDIA4